

May 6, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of SHREYA ACQUISITION GROUP, under the Exchange Act of 1934:

- Units, each consisting of one Class A Ordinary Share, one redeemable warrant and one right entitling the holder to one-fourth of one Class A Ordinary Share

- Class A Ordinary Shares, par value $0.0001 per share

- Rights, each entitling the holder to receive one-fourth of one Class A Ordinary Share

- Redeemable warrants, entitling the holder to purchase one Class A Ordinary Share at $11.50 per share

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com